Richard K. Reece	1170 Peachtree Street, NE
Executive Vice President and	Suite 2300
Chief Financial Officer	Atlanta, GA 30309-7676
Acuity Brands, Inc.
Tel: 404 853 1464
Fax: 404 853 1411
ricky.reece@acuitybrands.com
www.AcuityBrands.com
May 12, 2014
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
Re:    Acuity Brands, Inc.
Form 10-K for the Year Ended August 31, 2013
File No. 001-16583
Filed October 29, 2013

Dear Mr. Spirgel:
We are writing in response to the letter (the “Comment Letter”) dated April 30, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2013 (the “Form 10-K”). The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.
In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended August 31, 2013
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Revenue Recognition, page 42

Staff Comment: Please tell us your consideration of the guidance in ASC 605-15-25-1 through 4 regarding your product return rights. Please tell us and expand your disclosure regarding the terms of the limited return rights. For each period presented, please tell us your actual returns and your provision for the estimated amount of future returns.

Response: The Company considered the guidance in ASC 605-15-25-1 through 4 in regards to our product return rights and believes its arrangements satisfy all of the criteria established by that guidance to recognize revenue upon delivery. In particular, the Company's sales price is substantially fixed or determinable at the date of sale, generally based on a purchase order. The buyer is obligated to pay the Company under our standard terms and conditions of sale, the buyer's obligation to pay is not contractually or explicitly excused until the buyer resells the product, the buyer's obligation to pay is not changed in the event of theft or physical destruction of the product, and the buyer has economic substance apart from the Company. The Company also does not have any significant obligations for future performance to bring about the resale of the product. Finally, based on our historical product returns and the nature of our products, the Company is able to reasonably estimate and accrue for the amount of future returns at the time revenue is recognized. The Company does not believe our ability to reasonably estimate the amount of future returns is impaired by significant external factors such as technological obsolescence or demand changes, long periods in which a product may be returned, an absence of historical experience with similar types of sales, or an absence of a large volume of homogeneous transactions.

In response to this comment, the Company will prospectively include within the Significant Accounting Policies footnote the following language regarding revenue recognition with a right of return:

"The Company's standard terms and conditions of sale allow returns of certain products within four months of the date of shipment. The Company also provides for limited product return rights to certain distributors and other customers, primarily for slow moving or damaged items subject to certain defined criteria. The limited product return rights generally allow customers to return resalable products purchased within a specified time period and subject to certain limitations when accompanied by a replacement order of equal or greater value. At the time revenue is recognized, the Company records a provision for the estimated amount of future returns primarily based on historical experience, specific notification of pending returns, or based on contractual terms with the respective customers. Although historical product returns generally have been within expectations, there can be no assurance that future product returns will not exceed historical amounts. A significant increase in product returns could have a material adverse impact on the Company's operating results in future periods."

In regards to the Staff's request for information regarding our actual returns and provision for the estimated amount of future returns, please note that actual product return charges and the provision for product returns are included within the "Reserve for estimated returns and allowances" disclosed in the Company's Schedule II to Form 10-K for the three fiscal years ended August 31, 2013. These deductions include actual amounts for product returns as well as certain other deductions provided to customers such as payment discounts during the respective periods. Specifically, actual product returns represented approximately 1% of gross sales during each of the three years ended August 31, 2013 and totaled $23.9 million, $18.6 million, and $22.0 million during fiscal 2013, 2012, and 2011, respectively. The reserve for product returns was $1.5 million, $1.3 million, and $1.4 million at August 31, 2013, 2012, and 2011, respectively.

Please feel free to contact me at 404-853-1464 with any questions concerning this letter.

ACUITY BRANDS, INC.

By:	/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer

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